October 21, 2019

Jacob Cohen
Chief Executive Officer
American International Holdings Corp.
11222 Richmond Avenue, Suite 195
Houston, TX 77082

       Re: American International Holdings Corp.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed October 15, 2019
           File No. 024-11080

Dear Mr. Cohen:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed on 10/15/2019

Related Party Transactions of the Company Prior to the Exchange Agreement, page
27

1. We note your response to comment 1. However, on page 28 you disclose that from
      January 31, 2018 to December 31, 2018, two officers loaned you a total of $163,508.
      Please identify the two individuals that gave you the loan.
 Jacob Cohen
American International Holdings Corp.
October 21, 2019
Page 2

       You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                        Sincerely,
FirstName LastNameJacob Cohen
                                                        Division of Corporation
Finance
Comapany NameAmerican International Holdings Corp.
                                                        Office of Real Estate &
Construction
October 21, 2019 Page 2
cc:       Arden Anderson
FirstName LastName